Exhibit 99.5

DBS Satellite Services (1998) Ltd.

Condensed Interim Financial Statements
As at March 31, 2010
(Unaudited)

DBS Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as at March 31, 2010

Somekh Chaikin 8 Hartum Street, Har Hotzvim PO Box 212, Jerusalem 91001 Israel	Telephone 972 2 531 2000 Fax 972 2 531 2044 Internet www.kpmg.co.il

Auditors’ Report to the Shareholders of
DBS Satellite Services (1998) Ltd.

Introduction
We have reviewed the accompanying financial information of DBS Satellite Services (1998) Ltd (“the Company”), comprising of the condensed interim statement of financial position as of March 31, 2010 and the related condensed interim statements of income, comprehensive income, changes in equity and cash flows for the three-month period then ended. The Board of Directors and Management are responsible for the preparation and presentation of this interim financial information in accordance with IAS 34 - “Interim Financial Reporting”, and are also responsible for the preparation of financial information for this interim period in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports) - 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope
We conducted our review in accordance with Standard on Review Engagements 1, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with accepted accounting principles in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial information was not prepared, in all material respects, in accordance with IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports),1970.

Without qualifying our above conclusion, we draw attention to Note 4 regarding the financial situation of the Company. The continuation of the Company’s activities depends on its compliance with the stipulations as set forth in the financing agreements with the banks.

Additionally, we draw attention to Note 22B to the Company’s annual financial statements as at December 31, 2009, regarding the class action filed against the Company in respect of disruptions to the Company’s broadcasts. In accordance with the assessment of the Company’s management, which is based on the opinion of its legal counsels, the Company has included an appropriate provision in its financial statements

Somekh Chaikin
Certified Public Accountants

April 22, 2010

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Financial Position

	March 31	March 31	December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Assets

Short-term deposits	148	3,000	3,020
Trade receivables	154,815	155,501	160,152
Other receivables	10,624	16,016	8,177

Total current assets	165,587	174,517	171,349

Broadcasting rights, net of rights exercised	313,722	287,581	284,766
Property, plant and equipment, net	680,098	662,707	682,473
Intangible assets, net	72,089	49,183	67,043

Total non-current assets	1,065,909	999,471	1,034,282

Total assets	1,231,496	1,173,988	1,205,631

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Financial Position

	March 31	March 31	December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands

Liabilities

Borrowings from banks	168,777	150,996	283,698
Current maturities for debentures	54,291	-	54,812
Trade payables	439,999	409,565	406,389
Other payables	123,143	140,481	143,343
Provisions	7,582	8,980	8,079

Total current liabilities	793,792	710,022	896,321

Debentures	619,901	650,214	625,741
Loans from institutions	184,693	160,642	181,729
Loans from banks	704,156	788,171	607,036
Loans from shareholders	2,025,174	1,722,813	1,981,887
Other liabilities	12,651	27,788	14,288
Employee benefits	7,437	6,111	7,389

Total non-current liabilities	3,554,012	3,355,739	3,418,070

Total liabilities	4,347,804	4,065,761	4,314,391

Capital deficit
Equity	29	29	29
Share premium	85,557	85,557	85,557
Option warrants	48,219	48,219	48,219
Capital reserves	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	7,650	3,154	6,931
Accumulated deficit	(4,795,034)	(4,566,003)	(4,786,767)

Total capital deficit	(3,116,308)	(2,891,773)	(3,108,760)

Total liabilities and capital	1,231,496	1,173,988	1,205,631

(Authorized to sign as chairman of the Board of Directors)*	Ron Eilon CEO	Katriel Moriah CFO

*	See Note 6.

Date of approval of the financial statements: April 22, 2010

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.
Condensed Interim Income Statements

	Three months ended		Year ended
	March 31	March 31	December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)

Revenue	391,416	383,782	1,530,435

Cost of revenue	261,553	258,454	1,042,101

Gross profit	129,863	125,328	488,334

Selling and marketing expenses	38,936	28,421	122,312

General and administrative expenses	32,236	30,957	117,805

	71,172	59,378	240,117

Operating profit	58,691	65,950	248,217

Finance expenses	62,804	45,238	177,900

Finance income	(39,215)	(19,632)	(8,347)

Shareholders’ finance expenses	43,287	41,298	300,373

Finance expenses, net	66,876	66,904	469,926

Loss before income tax	(8,185)	(954)	(221,709)

Income tax	82	199	745

Loss for the period	(8,267)	(1,153)	(222,454)

Basic and diluted loss per share (in NIS)	277	39	7,441

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Comprehensive Income

	Three months ended		Year ended
	March 31	March 31	December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)

Loss for the period	(8,267)	(1,153)	(222,454)

Other items of comprehensive income:
Actuarial gains from a defined benefit plan (1)	-	-	537

Other comprehensive income for the period	-	-	537

Total comprehensive loss for the period	(8,267)	(1,153)	(221,917)

(1)
The Company does not recalculate its actuarial commitments in each interim reporting period, unless there are significant changes in the benefit plans or fundamental changes in market conditions during the interim period, which affect the Company’s commitments. As a result, actuarial gains or losses in the reporting period are not recognized.

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Changes in Equity

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Three months ended March 31, 2010 (unaudited):

Balance at January 1, 2010 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

Activity in the period (unaudited):

Comprehensive loss for the period	-	-	-	-	-	(8,267)	(8,267)

Share-based payments	-	-	-	-	719	-	719

Balance at March 31, 2010 (unaudited)	29	85,557	48,219	1,537,271	7,650	(4,795,034)	(3,116,308)

Three months ended March 31, 2009 (unaudited):

Balance at January 1, 2009 (audited)	29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Activity in the period (unaudited):

Comprehensive loss for the period	-	-	-	-	-	(1,153)	(1,153)

Share-based payments	-	-	-	-	1,518	-	1,518

Balance at March 31, 2009 (unaudited)	29	85,557	48,219	1,537,271	3,154	(4,566,003)	(2,891,773)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Changes in Shareholders Equity (Contd.)

	Share capital	Share premium	Option warrants	Capital reserve	Capital reserve for share-based payments	Accrued deficit	Total
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands

Year ended December 31, 2009 (audited)

Balance at January 1, 2009 (audited)	29	85,557	48,219	1,537,271	1,636	(4,564,850)	(2,892,138)

Activity in 2009

Comprehensive loss for the period (audited)	-	-	-	-	-	(221,917)	(221,917)

Share-based payments (audited)	-	-	-	-	5,295	-	5,295

Balance at December 31, 2009 (audited)	29	85,557	48,219	1,537,271	6,931	(4,786,767)	(3,108,760)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Cash Flows

	Three months ended		Year ended
	March 31	March 31	December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)

Cash flows from operating activities

Loss for the period	(8,267)	(1,153)	(222,454)

Adjustments
Depreciation and amortization	63,754	56,545	234,203
Finance costs, net	65,129	65,195	455,232
Proceeds from sale of property, plant and equipment	(15)	(250)	(236)
Share-based payments	719	1,518	5,295
Income tax expenses	82	199	745

Change in trade receivables	5,337	(2,625)	(7,277)
Change in other receivables	(2,447)	(7,755)	84
Change in trade payables	33,448	17,479	5,466
Change in other payables and provisions	(5,615)	(4,743)	(15,231)
Change in broadcasting rights, net of rights exercised	(28,956)	(34,248)	(31,433)
Change in employee benefits	48	1,061	(82)
Change in other liabilities	(1,770)	(24)	(13,524)

	121,447	91,199	410,788

Income tax paid	(82)	(514)	(1,060)

Net cash flows from operating activities	121,365	90,685	409,728

Cash flow for investing activities
Repayment of short-term deposits	2,931	-	-
Proceeds from sale of property, plant and equipment	184	-	949
Purchase of property, plant and equipment	(48,421)	(52,092)	(214,368)
Acquisition of intangible assets	(3,632)	(2,389)	(9,262)
Payments for subscriber acquisition	(8,981)	(6,955)	(37,931)

Net cash used for investing activities	(57,919)	(61,436)	(260,612)

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.
Condensed Interim Statements of Cash Flows (Contd.)

	Three months ended		Year ended
	March 31	March 31	December 31
	2010	2009	2009
	(Unaudited)	(Unaudited)	(Audited)

Cash flow for finance activities

Bank loans received, net	255,000	-	-
Repayment of bank loans	(245,918)	-	-
Short-term credit from banking corporations, net	(23,180)	61,964	13,532
Interest paid	(49,348)	(91,213)	(162,648)

Net cash used for finance activities	(63,446)	(29,249)	(149,116)

Change in cash and cash equivalents	-	-	-

Cash and cash equivalents for beginning of period	-	-	-

Cash and cash equivalents for end of period	-	-	-

The accompanying notes are an integral part of the financial statements.

DBS Satellite Services (1998) Ltd.
Notes to the financial statements

NOTE 1 – REPORTING ENTITY

DBS Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel on December 2, 1998. The Company’s head office is at 6, Hayozma St., Kfar Saba, Israel.

In January 1999, the Company received a license from the Ministry of Communications to broadcast satellite television (“the License”). The Company’s broadcasting license is valid until January 2017 and can be extended for a further six years under certain conditions. The Company’s operations are subject, inter alia, to the Communications (Telecommunications and Broadcasts) Law 5742-1982 (“the Communications Law”) and the regulations and rules promulgated thereunder and to the license terms.

Under the license of Bezeq The Israel Telecommunication Corporation Limited (“Bezeq”), Bezeq is required to maintain full structural separation between it and its subsidiaries, including the Company. Additionally, on March 31, 2004, the Minister of Communications published a document banning certain business alliances between Bezeq and its subsidiaries, including the Company, unless, inter alia, there is a material deterioration in the competitive status of the Company. The Ministry is considering the approval of certain exemptions regarding the restrictions relating to the alliances while amending the license. This process has not yet been completed.

In August 2009, the Supreme Court accepted the Antitrust Commissioner’s appeal of the ruling of the Antitrust Tribunal approving the merger (as defined in the Restrictive Trade Practices Law, 5748-1988) between the Company and Bezeq by exercising the share options held by Bezeq in the Company, subject to certain conditions, and ruled against the merger.

NOTE 2 – BASIS OF PREPARATION

A.
Statement of compliance

The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements for the year ended December 31, 2009 ("the Annual Report").  Additionally, these statements were prepared in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 5730-1970.

The condensed interim financial statements were approved by the Board of Directors of the Company on April 22, 2010.

B.
Use of estimates and judgments

The preparation of the condensed financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The judgment of the management when applying the Company’s accounting policy and the principal assumptions used in assessments that involve uncertainty are consistent with those applied in the annual financial statements.

DBS Satellite Services (1998) Ltd.
Notes to the financial statements

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

The Company’s accounting policy in these condensed interim statements is the same policy applied in the annual statements

Changes in the CPI and foreign currency exchange rate

Changes in the CPI and the dollar exchange rates in the accounting periods:

	US$ exchange rate	CPI
	%	%

Three months ended March 31
2010	(1.64)	(0.86)
2009	10.15	(0.14)

Year ended December 31, 2009	(0.01)	3.9

NOTE 4 – FINANCIAL POSITION OF THE COMPANY

A.
Since the beginning of its operations, the Company has accumulated substantial losses. The Company’s losses in 2009 amounted to NIS 222 million and losses in the three months ended March 31, 2009 amounted to NIS 8 million. As a result of these losses, the capital deficit and working capital deficit at March 31, 2010 amounted to NIS 3.116 billion and NIS 628 million, respectively.

B.	1.
In March 2010, an amendment to the Company’s bank finance agreement was signed and came into effect (“the amendment agreement”). Under the amendment agreement, another Israeli bank (“the additional bank”) joined the current syndicate of banks (“the present banks”). The additional bank provided the Company with its proportionate share in the Company’s current credit line of the Company, and extended a long-term loan of NIS 255 million to the Company, most of which was used for its addition (in its proportionate share) to the Company’s long-term loans as well as repayment and early repayment of the Company’s debts to the present banks. The balance of NIS 46 million will be used for the Company’s ongoing needs.

Under the amendment agreement, a floating lien was created in favor of the additional bank, similar to the floating liens in favor of the present banks. The additional bank also became party to the fixed lien in favor of the present banks. The shareholders of the Company signed the amendments to the bonds, mortgage deeds and letter of guarantee, as the case may be, that they had previously signed in favor of the present banks, in respect of the addition of the additional bank.

Under the amendment agreement, the term of the bank loan repayment (the long-term loans as well as the credit line) was extended to the end of 2015, after receiving the consent of the banks for repayment of the loans provided by institutional entities at the repayment date (December 31, 2013).

Under the amendment agreement, the financial covenants set out in the finance agreement were replaced by the following new covenants, which apply up to 2015 and are compatible with the Company’s business plan:

a)	Minimum solvency

b)	Minimum EBITDA

c)	Maximum and minimum supplier credit

The values for compliance with the financial covenants vary and are measured each quarter. Under the terms of the finance agreement, the banks are entitled to call for early repayment of the loans in the event of failure to comply with the covenants.

2.	At March 31, 2010, the Company is in compliance with the covenants set for it.

DBS Satellite Services (1998) Ltd.
Notes to the financial statements

NOTE 4 – FINANCIAL POSITION OF THE COMPANY (CONTD.)

B. (contd.)

3.
In the opinion of the management of the Company, the sources of financing available to it will be sufficient for the Company’s operating requirements for the forthcoming year, based on the cash flow forecast approved by the Company’s Board of Directors. If additional resources are required to meet its operational requirements during the year, the Company will adapt its operations to preclude the need for additional resources beyond those available to it.

NOTE 5 – CONTINGENT LIABILITIES

Lawsuits

A.
Employee claims

During the normal course of business, employees and former employees filed group and individual claims against the Company. Most of the claims are for alleged non-payment of salary items and delay in wages. At March 31, 2010, the total amount of these claims amounted to NIS 1.620 million. In the opinion of the management of the Company, which is based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 699,000, where provisions are required to cover the exposure resulting from such claims.

B.
Customer claims

During the normal course of business, the Company’s customers filed claims against the Company. These are mainly applications for certification as class actions (and the ensuing claims) concerning alleged unlawful collection of payment and impairment of the service provided by the Company. At March 31, 2010, the total amount of these claims amounted to NIS 168.836 million. In the opinion of the management of the Company, which is based on, inter alia, legal opinions as to the likelihood of success of the claims, the financial statements include appropriate provisions amounting to NIS 6.883 million, where provisions are required to cover the exposure resulting from such claims

Of these claims, there are claims amounting to NIS 23.240 million, which cannot yet be estimated.

The aforementioned claims include the following: In March 2010, a claim and application for certification as a class action were filed at the Tel Aviv District Court against HOT Communication Systems Ltd. (HOT) and the Company, alleging that the Company interrupted broadcasts during the second and third seasons of the Big Brother program on channel 20, despite its commitment to round-the clock broadcasts. The applicant further claims that the Company undertook to broadcast the channel directly and live, however it breached this commitment by broadcasting a recording. According to the applicant, by doing so, the Company breached the Contracts Law and the Torts Ordinance (New Version), 5728-1968. In the application for certification, the applicant defined the group he seeks to represent (“the group”) as any person who purchased the Big Brother channel from HOT and from the Company, “which is a pay-per-view channel of the Big Brother reality program, in the second and third season of the program broadcasts”. The applicant estimates the damage caused to the group members due to the acts or omissions of HOT and the Company at NIS 19.240 million.

The court allowed the applicant, who is not a subscriber of the Company, to add another class action applicant to his application, who acquired the channel from the Company in the third season of Big Brother. On March 25, 2010, the applicant filed an amended application for certification as a class action (“the amended application”), together with an amended statement of claim. At the reporting date, the Company has yet to file a response to the amended application. The response is expected to be filed in June 2010.

C.
Supplier and communication provider claims

During the normal course of business, suppliers of goods and/or services to the Company filed claims against the Company. The main claim was filed for alleged damage to a supplier as a result of the Company's negligence. At December 31, 2009, these claims amounted to NIS 46.343 million. The financial statements do not include provisions for these claims.

NOTE 6 – MATERIAL EVENTS SUBSEQUENT TO THE REPORTING DATE

A.
In April 2010, in the framework of the approvals of the Ministry of Communications for the Company’s request, under its licenses, to approve the transfer of control (directly or indirectly) in respect of the acquisition of control in the Company and transfer of the holdings of Eurocom DBS Ltd. in the Company to a trustee, the Ministry of Communications decided that the following main terms would apply to the Company:

1.
Any change, direct or indirect, in the trustee’s holding of the controlling stake in the Company is subject to the prior written approval of the Minister of Communications, after having consulted with the council.

2.
The trustee will not act under the instructions received from any entity that relates, directly or indirectly, to the regulations of the Ministry of Communications, without the approval of the Ministry of Communications.

3.
The transaction between the Company and the Eurocom Group relating to satellite terminal equipment will be considered, as well as the approval procedure in the Company’s organs, as an extraordinary transaction, as defined in section 270(4) of the Companies Law and as such, the transaction is subject to the approval of the Company’s organs under section 275 of the Companies Law.

4.
The discussions of the Company’s board of directors meetings on these transactions will be recorded in full and detailed minutes, signed by the chairman of the meeting and submitted to the director general of the Ministry of Communications for review.

B.
In April 2010, S&P Maalot rating company announced that it was upgrading the rating of the Company’s Debentures (Series A) from ilBBB- to ilBBB, inter alia, due to its assessment of the material improvement in the Company’s liquidity following the new loan received from the additional bank and the continuing improvement in the Company’s debt coverage ratio, ability to generate cash flows and liquidity since the last rating. In addition, the rating company placed its ratings of the Company on CreditWatch with positive implications, noting that it plans to end the assessment of the possible upgrade of the rating within three months, following a more comprehensive assessment of the Company’s business plan and the implications on its financial profile.

NOTE 7 – APPOINTMENT OF THE CHAIRMAN OF THE BOARD FOR THE APPROVAL MEETING

At the date of approval of the financial statements, the Company’s Board of Directors does not have an incumbent chairman. Consequently, the Company’s Board of Directors authorized Shlomo Tirosh, a director in the Company, to serve as chairman of the Board of Directors’ meeting convened to approve the financial statements and to sign the Company’s financial statements as at March 31, 2010.